UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   -------------------------------------------

                              DAVE & BUSTER'S, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    23833N104
                                 (CUSIP Number)


                                   Simon Moore
                            D&B Acquisition Sub, Inc.
                         c/o Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

      D&B Acquisition Sub, Inc.
      71-0891993
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      00
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Missouri
--------------------------------------------------------------------------------
NUMBER OF SHARES                    (7)   Sole Voting Power
BENEFICIALLY OWNED                                    0
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH                         (8)   Shared Voting Power
                                                      1,106,400
                                   ---------------------------------------------
                                    (9)   Sole Dispositive Power
                                                      0
                                   ---------------------------------------------
                                   (10)  Shared Dispositive Power
                                                      1,106,400
                                   ---------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                      1,106,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                                                      8.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):

       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):

      D&B Holdings I, Inc. 71-0891992
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  [ ]
      (b)  [ ]

--------------------------------------------------------------------------------
(3)   SEC Use Only:

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions):
      00
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES                   (7)   Sole Voting Power
BENEFICIALLY OWNED                                   0
BY EACH REPORTING                 ----------------------------------------------
PERSON WITH                        (8)   Shared Voting Power
                                                     1,106,400
                                  ----------------------------------------------
                                   (9)   Sole Dispositive Power
                                                     0
                                  ----------------------------------------------
                                  (10)  Shared Dispositive Power
                                                     1,106,400
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                        1,106,400
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):  [ ]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11):
                                        8.2%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions):

       CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D) relates to the common stock, par value $0.01 per share (the "Shares"), of Dave & Buster's, Inc., a Missouri corporation (the "Company"). The principal executive offices of the Company are located at 2481 Manana Drive, Dallas, Texas 75220.

Responses to each item of this Schedule 13D are qualified in their entirety by the Exhibits filed hereto.

ITEM 2. IDENTITY AND BACKGROUND

     The names of the persons filing this Statement are D&B Holdings I, Inc., a Delaware corporation ("Parent") formed at the direction of Investcorp S.A., and D&B Acquisition Sub, Inc., a newly-formed Missouri corporation and wholly-owned subsidiary of Parent ("Purchaser", and together with Parent, the "Reporting Persons"). The principal business address of Parent and Purchaser is c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166. Investcorp S.A. ("Investcorp") is a Luxembourg corporation with principal executive offices located at 37 rue Notre-Dame, Luxembourg. Purchaser was formed at the direction of Parent solely for the purpose of effecting the merger described below in Item 5 and the transactions related to the merger. Purchaser has not engaged in any business except in furtherance of this purpose. Parent was formed at the direction of Investcorp solely for the purpose of financing and effecting the merger described below in Item 5 and the transactions related to the merger. Parent has not engaged in any business except in furtherance of this purpose. Investcorp is a Luxembourg corporation which, through its subsidiaries, acts as a principal and intermediary in international investment transactions.

All other information regarding the Reporting Persons required by this Item 2 may be found in the sections entitled "Directors and Officers of Purchaser and Other Persons" and "Directors and Executive Officers of Investcorp" on Schedule I of the Offer to Purchase dated June 4, 2002, and filed by Purchaser as Exhibit
(a)(1) of Schedule TO-T filed on June 4, 2002, as amended, which is hereby incorporated by reference.

Neither listed Reporting Person nor, to the best of their knowledge, any person enumerated in Instruction C has been convicted in any criminal proceedings during the last five years and none of Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in Item 5 below, the Reporting Persons have been granted an irrevocable proxy for the purpose of voting the Shares covered by the Voting Agreements (as defined below) but have not purchased any Shares. No consideration was paid in connection with the execution and delivery of the Voting Agreements.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the transaction is to acquire all of the outstanding equity of the Company. On May 30, 2002, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger, amended by a First Amendment to Agreement and Plan of Merger by and among the Company, Parent and Purchaser dated as of July 12, 2002 (as amended, the "Merger Agreement"). The Merger Agreement provides, among other things and as stated in the Merger Agreement, for the merger (the "Merger") of Purchaser with and into the Company, with the Company continuing as the surviving corporation. Purchaser commenced a tender offer for all of the outstanding Shares pursuant to the terms of the Merger Agreement on June 4, 2002 (the "Tender Offer"). The Tender Offer expired and was terminated on July 9, 2002. No shares were accepted for payment by Purchaser upon expiration of the Tender Offer.

     On July 12, 2002 the Company agreed with Parent and Purchaser to seek the approval of the Company's shareholders to proceed with the Merger. The Company intends to file a proxy statement as soon as practicable with respect to the shareholder vote. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger each validly issued and outstanding Share, other than those shares held in the Company's treasury or by the Reporting Persons and those shares owned by Company shareholders who have properly exercised their right to dissent from the Merger, will be converted into the right to receive $13.50 per share in cash.

     On July 12, 2002, the Reporting Persons entered into voting agreements (the "Voting Agreements") with Courage Capital Management LLC, Rutabaga Capital Management and Yale University (the "Executing Shareholders") with respect to Shares over which the Executing Shareholders hold the power to vote. The Executing Shareholders are three of the largest institutional holders of Shares who did not tender their Shares in the Tender Offer and hold in the aggregate 1,106,400 Shares. Pursuant to the Voting Agreements, each Executing Shareholder
(i) agrees to vote all of its Shares in favor of approval of the Merger at any stockholder meeting called for such purpose; (ii) appoints Steven G. Puccinelli and Simon Moore, both officers of Parent and Purchaser, as proxies to vote all Shares on behalf of the Executing Shareholders at any meeting of the Company shareholders; and (iii) agrees to obtain a letter substantially in the form of the Voting Agreements in the event of any transfer of the Shares governed by the Voting Agreement. The Voting Agreements shall terminate and the Proxies expire upon the earlier of any termination of the Merger Agreement including termination by the Company in order to accept a Superior Proposal (as defined in the Merger Agreement) or the consummation of the Closing (as defined in the Merger Agreement). Copies of the Voting Agreements are filed herewith as Exhibits 3, 4 and 5.

Additional information concerning the Merger, the Company and the Reporting Persons may be found in the Offer to Purchase dated June 4, 2002, and filed as Exhibit (a)(1) of Schedule TO-T filed with the Commission by Purchaser on June 4, 2002, and in the Form 8-K filed by the Company on July 16, 2002, which are hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Each of the Reporting Persons has been granted irrevocable proxies (the "Proxies") for an aggregate of 1,106,400 Shares constituting 8.2% of the outstanding Shares pursuant to the Voting Agreements, based on a total of 13,445,278 Shares outstanding as of July 12, 2002.

     (b) The Reporting Persons equally share voting power over 1,106,400 Shares as described in (a) above.

     (c) The Reporting Persons commenced the Tender Offer on June 4, 2002. The Tender Offer expired July 9, 2002, and no Shares were accepted. The terms of the Tender Offer may be found in the Offer to Purchaser dated June 4, 2002, and filed as Exhibit (a)(1) of Schedule TO-T filed with the Commission by Purchaser on June 4, 2002, which is hereby incorporated by reference.

     Other than the Tender Offer which has been terminated and the Proxies, neither one of the Reporting Persons has effected any transactions in the Company common stock during the past 60 days.

(d)  None.

(e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The description of the Voting Agreements appearing in Item 4 above is incorporated herein by reference.

     On July 11, 2002, the Reporting Persons received a letter (the "Letter") from Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth & Income Trust PLC and BFSUS Special Opportunities Trust PLC (collectively, the "Renaissance Funds"). In the Letter, the Renaissance Funds agreed to vote in favor of the Merger at a meeting of Company shareholders called for that purpose and, subject to certain conditions, not to sell or transfer their shares prior to the record date of any such meeting. The Renaissance Funds reserved the right to tender to any third party at a price higher than $13.50 per Share and did not grant a proxy to either of the Reporting Persons. A copy of the Letter is filed herewith as Exhibit 6 and is hereby incorporated by reference.

     In addition, the Reporting Persons entered into a Support and Exchange Agreement dated as of May 30, 2002, with David O. Corriveau, James W. Corley, William C. Hammett, Jr., and Walter S. Henrion, each an officer of the Company (the "Officers"), which was amended by a First Amendment to Support and Exchange Agreement dated as of July 12, 2002 (as amended, the "Support and Exchange Agreement"). Under the Support and Exchange Agreement, the Officers agreed, subject to certain conditions, not to tender their shares in the Tender Offer and to vote in favor of the Merger at any meeting of the shareholders of the Company. The Officers did not grant a proxy to either of the Reporting Persons.

     Additional information regarding the Support and Exchange Agreement may be found in the Support and Exchange Agreement filed as Exhibit (d)(2) of Schedule TO-T on June 4, 2002, and the First Amendment to Support and Exchange Agreement filed as Exhibit 99.1 of the Company's Form 8-K filed on July 16, 2002, which are hereby incorporated by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

      1 Agreement and Plan of Merger, dated as of May 30, 2002, among Parent, Purchaser and the Company, filed as Exhibit (d)(1) to the Schedule TO-T dated June 4, 2002, and incorporated herein by reference.

      2 First Amendment to Agreement and Plan of Merger by and among the Company, Parent and Purchaser dated as of July 12, 2002, filed as Exhibit 2.1 to the Form 8-K dated July 16, 2002, and incorporated herein by reference.


       3 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Courage Capital Management, LLC.


       4 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Yale University.


       5 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Rutabaga Capital Management.


       6 Letter dated July 11, 2002, from Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth & Income Trust PLC, and BFSUS Special Opportunities Trust PLC.


       7 Support and Exchange Agreement dated as of May 30, 2002, by and among Parent, Purchaser and each of the parties listed on Exhibit A thereto, filed as Exhibit (d)(2) of Schedule TO-T on June 4, 2002, and incorporated herein by reference.


       8 First Amendment to Support and Exchange Agreement dated as of July 12, 2002, by and among Parent, Purchaser and the stockholders named therein, filed as Exhibit 99.1 of the Company's Form 8-K filed on July 16, 2002, and incorporated herein by reference.


       9 Joint Filing Statement by Parent and Purchaser dated July 22, 2002, attached hereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 22, 2002

                                  D&B Acquisition Sub, Inc.

                                  /s/  Simon Moore
                                  -----------------------------------
                                  Name:  Simon Moore
                                  Title: President



                                  D&B Holdings I, Inc.

                                  /s/  Simon Moore
                                  -----------------------------------
                                  Name:  Simon Moore
                                  Title: President

                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------


      1 Agreement and Plan of Merger, dated as of May 30, 2002, among Parent, Purchaser and the Company, filed as Exhibit (d)(1) to the Schedule TO-T dated June 4, 2002, and incorporated herein by reference.

      2 First Amendment to Agreement and Plan of Merger by and among the Company, Parent and Purchaser dated as of July 12, 2002, filed as Exhibit 2.1 to the Form 8-K dated July 16, 2002, and incorporated herein by reference.


       3 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Courage Capital Management, LLC.


       4 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Yale University.


       5 Voting Agreement, dated July 11, 2002, by and among Purchaser, Parent and Rutabaga Capital Management.


       6 Letter dated July 11, 2002, from Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth & Income Trust PLC, and BFSUS Special Opportunities Trust PLC.


       7 Support and Exchange Agreement dated as of May 30, 2002, by and among Parent, Purchaser and each of the parties listed on Exhibit A thereto, filed as Exhibit (d)(2) of Schedule TO-T on June 4, 2002, and incorporated herein by reference.


       8 First Amendment to Support and Exchange Agreement dated as of July 12, 2002, by and among Parent, Purchaser and the stockholders named therein, filed as Exhibit 99.1 of the Company's Form 8-K filed on July 16, 2002, and incorporated herein by reference.


       9 Joint Filing Statement by Parent and Purchaser dated July 22, 2002, attached hereto.